# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIAN RUIXIANG HOLDINGS LTD, CIK 0001782941
CUSIP: G8884K128
Title of class of securities: Class A ordinary share, par value $0.025 per share
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100000
Date of event which requires filing of this statement: 11/18/2024
Filed by CIK 0002070931
Persons authorized to receive notices and communications: Mufang Gao, Room 918, Jingding Building,, Xicheng District, Beijing, China (F4), 100000, (010) 87529554

## Reporting persons
- Mufang Gao (CIK 0002070931): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,250,900; sole dispositive power 0; shared dispositive power 3,250,900; aggregate amount beneficially owned 3,250,900 (29.07% of the class)
  Comment: Row 8, 10, and 11 include: (a) 570,100 class A ordinary shares, 1,050,000 class B ordinary shares, and the right to purchase up to 388,800 class A ordinary shares held by Unitrust Holdings Limited; (b) 270,000 class A ordinary shares and the right to purchase up to 270,000 class A ordinary shares held by Plenty Holdings Company Limited; and (c) 351,000 class A ordinary shares the right to purchase up to 351,000 class A ordinary shares held by ES-Shining Unity Holdings Limited.
  
  Each Class B ordinary share can be converted to one Class A ordinary share at any time at the option of the holder. Mufang Gao, as the sole director and controlling shareholder of Unitrust Holdings Limited, Plenty Holdings Company Limited, and ES-Shining Unity Holdings Limited, has the dispositive and voting power over the shares held by each of these entities.
  
  Row 13 is calculated based on 11,181,721 shares, consisting of 9,121,921 Class A ordinary shares (1 vote per share) outstanding as of May 22, 2025, 1,050,000 Class B ordinary shares (600 votes per share), and the right to purchase up to 1,009,800 class A ordinary shares.
- Unitrust Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,008,900; sole dispositive power 0; shared dispositive power 2,008,900; aggregate amount beneficially owned 2,008,900 (19.02% of the class)
  Comment: Row 8, 10, and 11 include 570,100 class A ordinary shares, 1,050,000 class B ordinary shares and the right to purchase up to 388,800 class A ordinary shares held by Unitrust Holdings Limited.
  
  Each Class B ordinary share can be converted to one Class A ordinary share at any time at the option of the holder. Mufang Gao, as the sole director and controlling shareholder of Unitrust Holdings Limited, has the dispositive and voting power over the shares held by this entity.
  
  Row 13 is calculated based on 10,560,721 shares, consisting of 9,121,921 Class A ordinary shares (1 vote per share) outstanding as of May 22, 2025, 1,050,000 Class B ordinary shares (600 votes per share), and the right to purchase up to 388,800 class A ordinary shares.
- Plenty Holdings Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 0; shared voting power 540,000; sole dispositive power 0; shared dispositive power 540,000; aggregate amount beneficially owned 540,000 (5.75% of the class)
  Comment: Row 8, 10, and 11 include 270,000 class A ordinary shares and the right to purchase up to 270,000 class A ordinary shares held by Plenty Holdings Company Limited.
  
  Mufang Gao, as the sole director and controlling shareholder of Plenty Holdings Company Limited, has the dispositive and voting power over the shares held by this entity.
  
  Row 13 is calculated based on 9,391,921 shares, consisting of 9,121,921 Class A ordinary shares outstanding as of May 22, 2025 and the right to purchase up to 270,000 class A ordinary shares.
- ES-Shining Unity Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 0; shared voting power 702,000; sole dispositive power 0; shared dispositive power 702,000; aggregate amount beneficially owned 702,000 (7.41% of the class)
  Comment: Row 8, 10, and 11 include 351,000 class A ordinary shares and the right to purchase up to 3510,000 class A ordinary shares held by ES-Shining Unity Holdings Limited.
  
  Mufang Gao, as the sole director and controlling shareholder of ES-Shining Unity Holdings Limited, has the dispositive and voting power over the shares held by this entity.
  
  Row 13 is calculated based on 9,472,921 shares, consisting of 9,121,921 Class A ordinary shares outstanding as of May 22, 2025 and the right to purchase up to 351,000 class A ordinary shares.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.025 per share
Name of issuer: TIAN RUIXIANG HOLDINGS LTD
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100000
Comment: This Schedule 13D amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 18, 2023, and the Schedule 13D/A filed with the SEC on June 10, 2024 (collectively, the "Original Schedule 13D"). Except as specifically provided herein, this Schedule 13D does not modify any of the information previously reported on the Original Schedule 13D. All disclosure in respect of items contained in the Original Schedule 13D where no new information is provided for such item in this Schedule 13D is incorporated herein by reference.

## Item 2. Identity and Background
Name of person filing:
Unitrust Holdings Limited ("Unitrust"), a British Virgin Islands company

Plenty Holdings Company Limited ("Plenty"), a British Virgin Islands company

ES-Shining Unity Holdings Limited ("ES-Shining"), a British Virgin Islands company

Mufang Gao ("Gao," together, the "Reporting Persons").
Residence or business address:
Unitrust - Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands;

Plenty - Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands;

ES-Shining - Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands;

Gao - Room 201, Unit 7, 3rd Floor, Courtyard No. 67, Majiabao Road, Fengtai District, Beijing, China.
Present principal occupation or employment: Each of Unitrust, Plenty, and ES-Shining is a holding company with no active business operations. Gao serves as the sole director and controlling shareholder of each entity and holds voting power over the shares of the Issuer owned by them.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship:
Unitrust Holdings Limited - British Virgin Islands;

Plenty Holdings Company Limited - British Virgin Islands;

ES-Shining Unity Holdings Limited - British Virgin Islands;

Mufang Gao - China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 1, 2024, the Issuer entered into a subscription agreement with Unitrust, pursuant to Regulation S promulgated by the SEC under the Securities Act of 1933, as amended. Pursuant to the subscription agreement, Unitrust agreed to subscribe for and purchase from the Issuer, and the Issuer agreed to issue and sell to Unitrust, 388,800 Class A ordinary shares of the Issuer, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $720,000. After the closing of the transaction, Unitrust will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty-six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 388,800 Class A ordinary shares of the Issuer at a per share price of $1.852 for a total purchase price of up to $720,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Issuer is not lower than $1.852 per share on the exercising date.

On November 1, 2024, the Issuer entered into a subscription agreement with Plenty Holdings Company Limited, pursuant to Regulation S promulgated by the SEC under the Securities Act of 1933, as amended. Pursuant to the subscription agreement, Plenty Holdings Company Limited agreed to subscribe for and purchase from the Issuer, and the Issuer agreed to issue and sell to Plenty Holdings Company Limited, 270,000 Class A ordinary shares of the Issuer, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $500,000. After the closing of the transaction, Plenty Holdings Company Limited will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty-six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 270,000 Class A ordinary shares of the Issuer at a per share price of $1.852 for a total purchase price of up to $500,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Issuer is not lower than $1.852 per share on the exercising date.

On November 1, 2024, the Issuer entered into a subscription agreement with ES-Shining Unity Holdings Limited, pursuant to Regulation S promulgated by the SEC under the Securities Act of 1933, as amended. Pursuant to the subscription agreement, ES-Shining Unity Holdings Limited agreed to subscribe for and purchase from the Issuer, and the Issuer agreed to issue and sell to ES-Shining Unity Holdings Limited, 351,000 Class A ordinary shares of the Issuer, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $650,000. After the closing of the transaction, ES-Shining Unity Holdings Limited will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty-six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 351,000 Class A ordinary shares of the Issuer at a per share price of $1.852 for a total purchase price of up to $650,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Issuer is not lower than $1.852 per share on the exercising date.

On January 7, 2025, the Issuer entered into a subscription agreement with Unitrust. Pursuant to the subscription agreement, the Issuer agreed to sell to Unitrust, and Unitrust agreed to purchase from the Issuer, 1,000,000 Class B ordinary shares, at a purchase price of $2.31 per share, for an aggregate purchase price of $2,310,000. On January 6, 2025, the last trading price of the Class A ordinary shares on Nasdaq was $1.82. The purchase price of the Class B ordinary shares was determined based on a third-party valuation report dated January 7, 2025 commissioned by the Issuer, reflecting a premium attributed to the voting and conversion rights associated with the Class B ordinary shares.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Other than as described herein, the Reporting Persons have not effected any transactions in the Issuer's securities during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No.

Description

1 - Subscription Agreement dated January 7, 2025, by and between the Issuer and Unitrust Holdings Limited (incorporated by reference to exhibit 10.1 to the Form 6-K filed on November 12, 2024)

2 - Subscription Agreement dated November 1, 2024, by and between the Issuer and Unitrust Holdings Limited (incorporated by reference to exhibit 10.17 to the Form 6-K filed on January 10, 2025)

3 - Subscription Agreement dated November 1, 2024, by and between the Issuer and Plenty Holdings Company Limited (incorporated by reference to exhibit 10.14 to the Form 6-K filed on January 10, 2025)

4 - Subscription Agreement dated November 1, 2024, by and between the Issuer and ES-Shining Unity Holdings Limited (incorporated by reference to exhibit 10.3 to the Form 6-K filed on January 10, 2025)

5 - Joint Filing Agreements dated June 4, 2025 by and among the Reporting Persons

## Signatures
- Mufang Gao: /s/ Mufang Gao, Mufang Gao/Director (06/04/2025)
- Unitrust Holdings Limited: /s/ Mufang Gao, Mufang Gao/Director (06/04/2025)
- Plenty Holdings Company Limited: /s/ Mufang Gao, Mufang Gao/Director (06/04/2025)
- ES-Shining Unity Holdings Limited: /s/ Mufang Gao, Mufang Gao/Director (06/04/2025)